UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 JANUARY 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

28 JANUARY 2003

We received a notification on 24 January 2003, from Legal & General Group PLC notifying of its interest in 18,562,270 shares in United Utilities PLC amounting to 3.33% of the issued share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares
HSBC Global Custody Nominee (UK) Ltd a/c 914945	71,875
HSBC Global Custody Nominee (UK) Ltd a/c 886603	1,101,297
HSBC Global Custody Nominee (UK) Ltd a/c 775245	2,576,706
HSBC Global Custody Nominee (UK) Ltd a/c 130007	92,039
HSBC Global Custody Nominee (UK) Ltd a/c 357206	13,190,072
HSBC Global Custody Nominee (UK) Ltd a/c 866203	760,200
HSBC Global Custody Nominee (UK) Ltd a/c 904332	46,800
HSBC Global Custody Nominees (UK) Ltd a/c 916681	30,000
HSBC Global Custody Nominee (UK) Ltd a/c 754612	147,000
HSBC Global Custody Nominee (UK) Ltd a/c 360509	546,281
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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 28 JANUARY, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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